SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s presentation to financial analysts of 2005 full year results.

Delivering NEXT February 14th, 2006

Cautionary Statement
This presentation contains forward-looking statements and information on France Telecom's objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to or to reflect the occurrence of unanticipated events.
All the financial information in this presentation is based on international financial reporting standards
(IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.
More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the Autorité des Marchés Financiers and in the Form
20-F filed with the U.S. Securities and Exchange Commission.

3 Delivering NExT Introduction: where are we? Transform France Telecom to deliver NExT 2005 results and 2006 trends Use of cash and conclusion

2005: Despite pressure on pro forma revenue
growth, financial commitments achieved
Revenues
84.1m total mobile clients
(+15.9% yoy
PF*), 1.5m mobile broadband clients end of
05
Stabilisation of ADSL market share in
France, 1.6m Livebox in France
GOM*
In line with initial guidance (excluding
EUR256m fine and Amena’s consolidation)
Capex
6,045 Bn euros
Organic
Cash
Flow*
Over FY05 target of “above 7 Bn euros”
EUR7.7 bn before payment of EUR256m
fine
EUR49,038 Bn
+2.5% PF*
+6.2% actual
EUR18,563
Bn**
EUR7.5 Bn
12.3%
of revenues
* *Excluding the EUR256m fine and the consolidation of Amena
* See glossary

FY 2005:
strong growth of net income group share
Gross Operating Margin
(including fine & consolidation
of Amena)
+ 2.8%
As a % of revenues
Actual
FY04
17,923
38.8%
FY05
18,416
37.6%
Euro millions
Proforma*
% chg
+ 0.8%
G.O.M. rate before commercial
expenses
Revenues
46,158 49,038 + 6.2% +2.5%
Actual %
change
Net Income, Group share
3,017 5,709
* See glossary
Pro-forma*
FY04
18,264
38.2%
47,841
51.2% 50.8% 50.5%
+ 89.2%
Before EUR256m fine 51.4%

FY 2005: Sound financial fundamentals,
cash flow is maintained
* See glossary,
**Net Debt end of the period / GOM including 12 months consolidation of Amena
Actual
FY04
FY05
CAPEX *
5,134 6,045
As a % of revenues 11.1% 12.3%
Organic Cash Flow *
Net Debt /G.O.M.**
2.78x 2.48x**
FY 04 FY05
7,688 7,481
Pro-forma*
FY04
5,384
11.3%
Euro millions
Before EUR256m fine 7,737

2005: France Telecom leader on broadband,
has built a sound base for NExT
Number of Livebox – Group (000)
Number of mobile broadband
Customers  - Group (000)
24
1,547
316
643
93
Q304 Q404 Q105 Q205 Q305 Q405
253
716
489
1,124
1,780
41
Q204 Q304 Q404 Q105 Q205 Q305 Q405

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2005: first NExT rollouts
200
142
116
101
69
Dec 2004 Mar. 2005 June 2005 Sept. 2005 Dec. 2005
Business Everywhere end users in France
Convergent offers
MaLigneTV
Orange / Wanadoo UK
home broadband offer
Business Talk
408
308
322
340
364
375
Sept. 04 Dec. 04 March 05 June 05 Sept. 05 Dec 05
(000) (000)

CHINA TELECOM
france telecom
at&t
SBC
CNC
Korea Telecom
YAHOO! JAPAN
TELECOM
Deutsche Telekom
Telefonica
verizon

2005: France Telecom a major global player
in broadband DSL access
Number of customers (in million)
14.000
6.639
6.496
6.200
5.565
5.380
5.262
4.580
4.438
4.391
China
Telecom
France
Telecom
SBC
ATT
China
Netcom
Korea
Telecom
Softbank
Group
Telecom
Italia
Deutsche
Telekom
Telefonica Verizon
Source DATAXIS

AFP

NRJ se lance à la conquête des jeunes dans la téléphonie mobile

Les Echos

Citéfibre raccorde les foyers parisiens directement en fibre optique

Les Echos

NTL propose à Virgin de marier téléphone, télévision et Internet

The Washington Post

BT raises stakes with VoIP move

What has changed since NExT announcement:
competition gets fiercer
A tougher competitive environment for 2006
October                  November                   December
Vodafone:
“investment in
growth”
Deutsche Telekom:
“aggressive market
investment”
France: Unlimited free
international
calls from Iliad and 9T
France: Full Unbundling
take off
thanks to “subscription
free offers”
Success of
MVNO in
France
Increased
competition in
Poland
“All UK operators seem to be increasing SACs/SRCs in an effort to support revenue growth” UK broker – Nov. 05

““L’Autorité restera vigilante sur l’évolution de
leurs accords avec les opérateurs de réseaux
mobiles hôtes, qui ne laissent pas, aujourd’hui,
assez de liberté aux
MVNO”.
Paul Champsaur
New year wishes for 2006
January 2006
“ARCEP launches a public consultation
on the market for
international
roaming.
ARCEP considers that the retail prices that are billed
for the use of a mobile phone abroad are particularly
high”
Dec
15th
ARCEP Press Release
What has changed since NExT announcement:
Regulatory evolution
Additional constraints from regulators
“ARCEP resolved the dispute according
to the principles of equity, establishing an
SMS mobile termination rate
for
all three mobile operators of 4.3 € cents
excluding VAT, retroactively applicable
beginning
1st
July 2005.”
ARCEP Press Release
Nov
17th,
2005

What has changed since NExT announcement:
The broadband revolution
VoIP in France
Total broadband mobile customers
in France
VoIP as %
of total traffic
Dec. 05 mobile
broadband
customers vs
initial target
25%
10%
2%
14%
30%
40%
2004 Dec. 05 Dec 06 (est)
Accelerated changes in usage
2005 target 2005 realised 2006 target
> 1 000k
2 040k
> 5 000k
June 05
forecast
Dec 05
forecast

The vision is unchanged
NExT is designed to answer these changes
"Services
Everywhere“
Best in class
customer care
Differentiate through
customer care &
professional services
“Telecommunication
Everywhere“
Clients communicate,
We manage the networks
"Contents Everywhere“
& Life services
Enrich the experience
"Business
Everywhere“
Leader on the
Enterprise market
Major initiative for multi
access portal
Build an integrated
customer experience
Develop TV, music and
games entertainment on
all platforms.
Develop a full range of
Services for everyday life
Build a major European
and global player for
enterprises clients
From June 2005
Major steps to adapt its business
model have been anticipated
Convergent
offers, closer
interaction
between
access and
services
Structure and
strategy  fully
aligned and
supportive

2006 main assessments and actions
Accelerated PSTN voice transition in France
Higher mobile substitution in Poland
Quicker mobile broadband market development in
France
Stronger price pressure
Direct consequences
on business model
Increase CAPEX & OPEX to
support Livebox, TV setup boxes
and other devices
Invest in quality of services
Accelerate launch of products
Immediate actions
implemented to react
to changing
environment and
deliver NExT
Support
medium term
revenue growth
Secure market
share
Increase commercial costs where
necessary
Adapt cost
structure to
new business
model &
competitive
environment
Accelerate country integration
Earlier set up of the targeted
marketing organisation
Downsize corporate and support
functions
Adapt workforce
France Telecom speeds up transformation

15 Delivering NExT Introduction Transform France Telecom to deliver NExT 2005 results and 2006 trends Use of cash and conclusion

16 Enhance reactivity Improve marketing effectiveness Accelerate transformation to improve costs Three priorities

17 Three priorities Enhance reactivity Improve marketing effectiveness Accelerate transformation to improve costs

Tightened management organization
Olivier
Barberot
Grp Human
Resources
Jean-Yves
Larrouturou
Grp General
Secretary
Georges
Penalver
Grp Strategic
Marketing &
Product
Factory
Louis-Pierre
Wenes
Grp
Transformation
& French
operations
Sanjiv Ahuja
CEO Orange
Barbara
Dalibard
Enterprise
Communication
Services
Gervais
Pellissier
Grp Finance
Jean-Philippe
Vanot
Grp Networks
&
Information
Systems
Ensure a clear
management
accountability with a
focus on country
integration
Make convergence
happen as fast as
possible
Adjust cost structure
Objective
N°1
Objective
N°2
Objective
N°4
Grow through a more
effective market
facing organization
Objective
N°3
Didier
Lombard
Chairman
&
CEO

Managing strong local businesses and taking
advantage of global business lines
Group Management Committee will exercise its direct
responsibility for of all group businesses on a geographical basis
France UK Spain Poland ROE ROW
Enterprise
Home
Personal
Reinforce country
integration on each
business
One manager for
each geography

Manage overall group key priorities
Manage to secure sustainable organic cash generation
Organic Cash Flow generation
Cash target for each entity
CAPEX allowance to be released only after completion of specific milestone
Management incentive based on Organic Cash Flow
Increase flexibility to improve reactivity (Opex) and
speed up resource allocation if necessary
Action plans to master risks and adjust costs
Develop and spur profitable growth opportunities
on existing footprint

Country integration to better serve the customer
A major step towards the integrated operator
One manager for each geography
Global approach for Enterprise
Leverage brand to spur convergent
offers
Integrated marketing management
An unified local chain of command for
better effectiveness
Direct contact between decision makers
and customers
Improved reactivity
Allow for faster synergies between
former separated entities
Ensure a clear
management
accountability with
a focus on country
integration
Make convergence
happen as fast as
possible
Objective
N°1
Objective
N°2
Objective
N°4
Grow through a more
effective market
facing organization
Objective
N°3
Adjust cost structure

Country integration: the example of Spain
Strong commercial performance and cost savings execution
Strong operational
results for the first
2 months of the
integration
Synergies on track
for 2008
(EUR130m yearly
basis announced
In July)
FT Spain
Amena
4Q05 share of conquest maintained
around 20%
449K net adds in the 2 last months of
2005, ahead of the 2 last months of
2004 (227k)
2006 targeted annual savings :
IT & Networks over EUR 70m
Handsets and procurement over EUR15m
Operating improvements over EUR35m

23 Three priorities Enhance reactivity Improve marketing effectiveness Accelerate transformation to improve costs

Improve cost and marketing effectiveness
Create a group transformation team and
a strategic marketing function
Transformation teams to monitor
transformation projects portfolio
management
Leveraging presence in attractive
growth markets
Strategic marketing to improve time
to market
Strategic marketing to deliver quicker
convergent offers to better serve the
customer
One leader for transformation
One leader for strategic marketing
Ensure a clear
management
accountability with a
focus on country
integration
Make convergence
happen as fast as
possible
Objective
N°1
Objective
N°2
Objective
N°4
Grow through a more
effective market
facing organization
Objective
N°3
Adjust cost structure

Group transformation:
NExT commitment clustered into major objectives
Revenue and
Finance
Grow people
intensive services
revenue by over 50%
by 2008
Slight decrease of
revenues for
enterprise with over
30% in ICT services
Over EUR 400m
direct paid content
revenues in 2008
Product and
services
Develop a wide range
of Every day life
services
Over 30% mobile
signature devices by
2008
Convergent offers
5% to 10% of group
revenues in 2008
Boost innovation
with 2% of revenues
on R&D
Operate convergent
portal &
communication
suite by '06
Customer
base
Over 12M BB, 85M
Mobile and 1M
Business Everywhere
customers in '08
Customer
relationship
Achieve re-branding
& implement cost
savings
20% of contact with
self-care in 2008
A multi channel
strategy, operational
by 2006 per country
Human
Resources
NExT HR & ACT
Effectiveness
& efficiency
EUR 2 bn cumulated
gain on sourcing &
support functions
Unified IT&N from
2006 and OPEX
savings eq up to
2pp of EBITDA
margin in 2008
Integrated processes
and organization by
end 2007 per country
Best in class
customer support,
QoS and self-care
Improve time to
market
Boost revenue
growth
Sustain cash flow
generation
A dedicated team with a robust roadmap

Group transformation:
Sourcing & support functions
EUR1.2bn cumulated savings over the period
thanks to EUR400m sourcing gains in 2006
2006 2007 2008
Strategy of suppliers portfolio
Sourcing initiatives
Optimized country structure
E-buro
IT&N
EUR2bn target of cumulative through savings
over 2006-2008 announced in june 2005
Objective
€400m €400m €400m
EUR2bn

Group transformation:
IT & Networks
2006 short term target 50 bp on Opex gain
2006 2007 2008
200 bp of EBITDA margin gain before end of NExT
Capacity Management
Sourcing actions
Cost assurance
International voice traffic
internationalization
Lean Management
Country integration
Data Center consolidation
200bp
Objective
50pb

Group transformation:
Human resources and ACT
“The right skill in the right place”
Adapt workforce to industry
transformations
Transfer support functions to
customer services
Efficiency
Increase
targeted
trainings
Align employees incentive with NExT
objectives
Organic Cash
Flow  targets
Headcounts
2006-2008: Continue headcount
adaptation in France in spite of
hiring new skills
Around 17,000
net reduction
including 22,000
departure
in France

29 Three priorities Enhance reactivity Improve marketing effectiveness Accelerate transformation to improve costs

Group strategic marketing
Quicker and better on the market
Group Product
Roadmap
Strategic Anticipation
Improve
customer Intelligence
Anticipation, speed and quality
Dedicated collocated teams from Marketing, R&D ITN
working end-to-end from customer propositions
to in-country delivery
R&D
Customer
Product Factory
The FT group Product Factory

Group strategic marketing
The FT Group Product Factory
Deliver the new
communications
model
for consumers
Enhance
intermediation
capabilities
Personalize
Entertainment
IP
transformation
Data
fixed – Mobile
convergence
Voice
fixed – Mobile
convergence
Strategic
Anticipation
(13 key projects)
Consumer
(9 key projects)
Business
(6 key projects)
Technological
disruptions
Usage anticipation
Changing industry
frontiers
Payment
Everywhere
Music & TV
Everywhere
Home
Zone
Business
Everywhere
Business
zone
Business
Pack
Universal
network, Home
Networking
Wide band,
location based
services
Communication
Suite,
On-line storage

Group strategic marketing
The Group Product Factory NExT deliveries
Q1-06 Q2-06 Q3-06 Q4-06
Business
Everywhere
Push Mail + PKI
Tribe Pack
Voice
FTTH
(Pilot)
HomeZone
One Phone
Loyalty
Program
NExT Portal
Wideband
audio on
broadband
Business Pack
Groupware
+ Security
Connected
Everywhere

33 Delivering NExT Towards the integrated operator Strategic framework confirmed Management streamlined and focused on delivery Commercial efficiency enhanced

34 Delivering NExT 2005 results Introduction Transform France Telecom to deliver NExT 2005 results and 2006 trends Use of cash and conclusion

2005 Group Consolidated Revenues by segment
€49,038m / + 6.2% actual / + 2.5% pro-forma*
47,841
49,038
eliminations
Directories
Enterprise
Home
Personal
Euros millions
Total
+6.0%
- 5.4%
-1.2%
+7.4%
FY05
PF*
+2.5%
* See glossary
+8.5%
- 5.5%
+0.4%
+14.4%
FY05
Act.
+6.2%
21,913
23,535
22,534
22,800
8,227
7,785
1,001
1, 061
-5,877
-6,100
FY04PF* FY05

2004 -2005 GOM rate changes analysis
Organic changes
+ 0.3
- 0.3
- 0.5
- 0.5
- 0.4
+ 0.9
Personal ROW Home France Home Poland Personal UK Enterprise Others
* GOM margin rate excluding mobile fine and Lebanon reversal provision

38,8%
38,2%
37,6%
51,2%
50,5%
50,9%
FY04 FY04PF* FY05
2005 Operating margins
Sustained
GOM margins
Group gross operating margin before commercial expenses*
Group gross operating margin*
* See glossary ;
** After the impact of the EUR256m fine – Excluding the EUR256m fine, FY05 GOM was
38.1% and FY05 GOM before commercial expenses was 51.4%
**
**

Gross Operating Margin (euro millions)
Personal in 2005: sustained revenue growth
Capex (euro millions)
Revenues (euro millions)
23,535
21,913
20,564
FY04 FY04 PF* FY05
+7.4%
8,471
8,225
8,076
FY04 FY04 PF* FY05
+3.0%
Gross Operating Margin rate (%)
37.5%
39.3%
37.1%
60.5%
60.5%
62.6%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
** Before the impact of the EUR256m fine – Including this fine, FY05
GOM  was 36%, and FY05 GOM pre-commercial expenses was 59.4%
**
**
* See glossary
2,889
2,695
3,130
13,3%
13,2%
13,1%
FY04 FY04 PF* FY05
Capex Capex to sales

* Not included in subscribers figures - ** 3G+Edge - *** Call Termination Rate - **** see glossary
Sustained pro-forma**** revenue growth in 4Q05: +7.0% yoy pre
CTR*** cut
22.430m customers, +5.6% yoy, contract mix increase from 60.6%
to 61.8%
184K MVNO’s customers*
(more than 50% mobile wholesale market share)
Confirmation of mobile broadband** success:
1,040k customers end of 2005
ARPU: -0.9% at €424
Voice ARPU (-2.4%) impacted by CTR*** cut, growth of data ARPU
(+9.3%)
Blended ARPU:  +0.6% yoy pre CTR***  cut
Personal
in 2005:

* Not included in subscribers figures - ** 3G+Edge - *** Call Termination Rate - **** see glossary
Revenue growth +5.1% pre CTR*** for FY05, strong growth in 4Q05: +5.6%
yoy pf****
14.858m customers, +4.5% yoy
343k prepaid net adds in 4Q05
ARPU: - 4% at £263, +0.3% yoy pre CTR *** cut
Leading UK mobile operator in terms of contract ARPU at £563.
10.301m customers, +11.1% yoy
449K net adds in the 2 last months of 2005, ahead of the 2 last months of 2004 – pro forma* (227K)
Strong net adds market share in Q405 (38% est.)
Personal
in 2005:

Increase of Polish mobile market: 76.7% penetration rate at the end of December
Substantial increase of customer base: +33.3% yoy at 9.9m customers
Increase of overall market share: 33.9%, versus 32.2% in Q404
41.3% overall net adds market share in Q405
26.8m ROW mobile customers, +31.3% yoy PF*
Substantial growth of Egypt, Ivory Coast and Romania customer base with respectively +66.7% , +50.0%and +38.2% yoy
Strong growth of Personal RoW revenues (+15.9% yoy pf*) combined with an improvement of profitability
Sustained dynamic growth of Romania revenues (+39.2% yoy pf*), Senegal (+46%)
Overall ROW GOM up 22%pf*
* See glossary
Personal
in 2005:

Gross Operating Margin (euro millions)
Home
in 2005:
Resilience of market share but pressure on margins
Capex (euro millions)
Revenues (euro millions)
22,534
22,800
22,440
FY04 FY04 PF* FY05
-1.2%
7,602
7,400
7,339**
FY04 FY04 PF* FY05
-3.5%
2,537
2,103
2,051
11,3%
9,2% 9,1%
FY04 FY04 PF* FY05
Capex Capex to sales
Gross Operating Margin rate (%)
* See glossary
33.0%
33.3%
32.6%
37.4%
37.8%
37.4%
FY04 FY04 PF FY05
GOM GOM pre-commercial expenses
** Excluding EUR199m reversal provision in 1H05 on Lebanon
** Excluding EUR199m reversal provision in 1H05 on Lebanon

Home France
in 2005:
Leadership on broadband improved in a competitive market
Quasi stabilisation of total number of lines at 27.5m (-0.2% yoy)
Increase of monthly rental fee impact: + EUR178m
Success of access related services confirmed: 10.4m (+13.0% yoy)
Calling services
Positive impact of new offers on market shares confirmed
Negative impact of fixed to mobile cuts on revenues: - EUR168m on FY05
On line services
Improvement of ADSL market share confirmed in 2005 at 47.5% (+1pt vs 04)
1,559k Livebox rented with ongoing enriched offers
Acceleration of VOIP since 3Q05: 830k customers at the end of 2005
Consumer
Services
Carrier
Services
Increase of unbundling, IP ADSL access & Data services in Domestic carrier services offset by volume and price impact on Other Carrier
Services
Sequential ARPU increase for the third consecutive quarter at 27.0€
* See glossary

Migrating traffic revenues to access revenues: monthly fee representing 46%
of fixed voice revenues (vs 40.5% in 1Q05)
Strong development of New Tariff Plans base (3.5m activated customers) to respond to fixed to mobile substitution
Drop of local call market share (from 99.7% in 4Q04 to 82.3%) due to the introduction of Closed Numbering Plan
Continued increase of ADSL customer base: 1.14m customers, +81.2% yoy
Total ROW DSL customer up by 48% yoy at 1.8m customers, re-acceleration of net adds growth in Q405 (138k vs 67k in Q305)
Strong pro-forma* revenue growth of 9.9% yoy
UK :
Success of VOIP with 80k customers and more than 100k Livebox rented or sold.
Market share under pressure due to increased competition
Spain :
Share of conquest maintained around 20% despite aggressive response from competition.
ARPU increase thanks to Naveghable dualplay offers
Netherlands :
506K Broadband customers with 111k Livebox rented and 60k VOIP customers
Home in 2005:
* See glossary

Gross Operating Margin (euro millions)
Entreprise
in 2005:
In line with expectations – Margin rate maintained in spite of revenue decline
Capex (euro millions)
Revenues (euro millions)
7,785
8,227
8,235
FY04 FY04 PF* FY05
-5.4%
1,949
2,024
2,039
FY04 FY04 PF* FY05
-3.7%
Gross Operating Margin rate (%)
25.0%
24.6%
24.8%
34.2% 34.0%
33.7%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
* See glossary
388
386
370
4,8%
4,7%
4,7%
FY04 FY04 PF* FY05
Capex Capex to sales

Slowdown of voice revenues decline in 4Q05 in France despite:
Competitive pressure,
Regulatory pressure on voice revenues due to fixed to mobile tarification cut in
France in January 2005
Continued development of IP convergence : +57% IP-VPN access in 2005
Fixed-mobile convergence : +27% Business Everywhere end-users yoy in
France
Extension of Business Everywhere for PDAs in France
Launch of Business Everywhere in Poland & UK
Launch of Business Talk offers in France
Technological shift confirmed with continued DSL development and acceleration of migrations towards IP in France
DSL connections now represent for 67% of Enterprise access in France vs 51%
in 2004
Continued growth of outsourcing activity and advanced services
Entreprise
in 2005

Gross Operating Margin (euro millions)
Directories in 2005:
Acceleration of recruitment of new advertisers
Capex (euro millions)
Revenues (euro millions)
978
1,061
1,001
FY04 FY04 PF* FY05
+6.0%
407
413
463
FY04 FY04 PF* FY05
+12.1%
Gross Operating Margin rate (%)
41.3%
41.6%
43.7%
48.5%
50.5%
48.1%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
* See glossary
8
6
12
1,1%
0,8%
0,6%
FY04 FY04 PF* FY05
Capex Capex to sales

Increased market penetration:
+6.1% yoy in PagesJaunes total advertisers base in France (619.5 K)
Effective trade up strategy primarily through Internet:
pagesjaunes.fr ARPA* up 23.5% and number of advertisers up 10.3% YoY
No print/online substitution:
65% of clients are printed and online directories advertisers
*Average Revenue Per Advertiser
Directories in 2005:

Euro millions
Revenues
Non labour costs
Of which external purchases
as a % of revenues
FY04
actual
FY05
46,158 49,038
17,923 18,416
38.8% 37.6%
19,385 21,860
17,870 20,149
as a % of  revenues 42% 44.6%
as a % of  revenues 38.7% 41.1%
From Revenues to Gross operating margin
Gross Operating Margin
Labour costs 8,850 8,762
as a % of  revenues 19.2% 17.9%
FY04
Pro-forma*
47,841
18,264
38.2%
20,669
19,169
43.2%
40.1%
8,908
18.6%
* See glossary

CAPEX analysis
CAPEX* by key item
* See glossary
FY04
pro forma*
FY05
actual
FY05/FY04
pro forma*
Total Group CAPEX
5,384
6,045
+12.3%
% of revenues
11.3% 12.3%
IT & Customers’ services
Plateforms
1,363
1,506
+10.5%
o/w ADSL
212 213
+0.7%
o/w 2G - 3G and radio access
network
1,575 1,635 +3.8%
Euro millions
Others
636
895
+40.7%
o/w Livebox 38
179
+371%
Fixed Network
1,286
1,438
+11.8%
Mobile Network
2,099
2,206
+5.1%

From Gross Operating Margin to Operating Income
Gross Operating Margin
Employee Profit Sharing
FY04 FY05
17,923 18,416
9,312 11,284
- 280 - 382
Proforma*
% chg
+0.8%
Operating Income
Share-based payment
Amortization
Impairment of goodwill
Impairment of assets
Disposal of assets
Restructuring costs
Associates
- 399
- 7,990
-534
-179
922
- 181
30
- 178
- 7,034
-11
-568
1,475
-454
20
+40.8%
* See glossary
Euro millions
+ 493
+ 1,972
- 102
+ 221
+ 956
+ 523
- 389
+ 553
- 273
20
Chge in
EURm

Euro millions
From Operating income to net income
Operating Income
Total Financial Charges, net
Income taxes
Net result
Minority Interests
Net Result Group Share
FY04 FY05
-3,625
-3,356
9,312
11,284
-2,477
-1,568
-193
-651
3,210
3,017 5,709
6,360

Gross Operating Margin
Interest Expense, net* (cash)
Cancellation of Forex impact included in  GOM
Income Taxes (cash)
Early Retirement Plan (cash)
Employee Profit Sharing (P&L)
Others (ow restructuring costs)
Change in Working Capital requirement
(inventories + receivables - payables)
Change in Working Capital requirement (others)
Net Cash provided by operating activities
FY05 financing: From GOM to Net cash provided
by operating activities
*Net Financial charges excluding discounting, disposal/provision on financial assets and foreign exchange (gain/loss)
FY05
18,416
- 382
-3,074
-15
-811
-918
- 839
FY04
17,923
- 280
-3,078
-20
- 762
-791
- 864
12,697
796 783
214
13,374
-227
Euro millions

Financing in FY05
Net Cash provided by operating activities
13,374
Purchase of tangible and intangible assets, net of change in fixed asset vendors
ow Capex
- 6,108
FY05
7,481
12,697
- 5,208
FY04
-5,134
-6,045
7,688 Organic Cash Flow *
199
215
Proceeds from sale of tangible and intangible assets
Euro millions
* See glossary

Net Debt – end of 2005
* See glossary
Net debt changes
47,846
49,822
- 363
- 1,324
- 1,595
+ 7,603
+ 1,184
- 7,481
2004 Organic Cash
Flow
Dividend Acquisitions Disposals Sale of carry
back
Other 2005
Euro millions

France Telecom GOM 2002 – 2005
Mobile vs other activities
2002
2005*
36%
50%
64%
50%
Mobile activities
now accounts for
50% of total GOM
Others
Mobile
Of which
49%
for fixed in
France
Of which
39%
for fixed in
France
Share of Fixed in France decreasing
* Amena for 12 months in 2005

57 Delivering NExT 2006 trends Introduction Transform France Telecom to deliver NExT 2005 results and 2006 trends Use of cash and conclusion

2006 – France / Personal
Regulatory pressure
Cut on mobile Voice Termination Rate (-24% on 01/01/2006)
more than €350m negative impact on revenues
Cut on SMS Termination Rates
New 2G licence fee
Market growth driven by MVNOs
Main operational
objective
Maintain revenue market share
Main
challenges …
… and
opportunities
Maintain leadership on MVNOs with an increase of wholesale market share
2.5m Orange Broadband customers by the end of 2006
leverage
on Broadband to increase data usage
Integrate the “NExT dimension” in the Orange experience to improve loyalty & usage

Sustain retail ADSL market share
2006 – France / Home
Access
Retail: number of retail lines impacted by full unbundling and wholesale line rental
Wholesale: FULL price decrease (9.3 euros vs 9.5 euros)
Voice
Impact of CTR cut: cc. EUR–180m
Continuous increase of VoIP (30% to 40% of total traffic by the end of 2006)
Estimated negative net impact in 2006: cc. EUR -150m on rev.
ADSL
Ongoing Price pressure from competitors
Main operational
objective
Monitor Fixed/Internet convergence through the overall ARPU on Home usages
Access
Retail: positive impact subscription fee (+ 1 euro in July )
Wholesale : Increase in volumes (over FULL 1.4m est. end of 06)
PSTN offers
Take benefit from the attraction of the new PSTN voice offers (ATOUT) and enfavour customers’ migration.
Broadband partially compensate PSTN revenue decrease with broadband multiservices offers, including VoIP
Take benefit of VoIP attractiveness to :
increase FT’s market shares on VoIP
maintain ADSL market share in a still growing market
Develop new innovative added services with Livebox
Main
challenges …
… and
opportunities

2006 - UK / Personal
Main operational
objective
Maintain profitability while
growing the business
Main
challenges …
… and
opportunities
A 110% penetrated market
Competitiveness on PAYM offers
Mix of direct & indirect distribution
Market leadership as an UK integrated operator
Continue momentum in the PAYG market
Strengthen PAYM position
Continue infrastructure investment in 3G and CRM
capabilities

2006 - UK / Home
Adverse competitive environment
Strong brands coming into the DSL market: Talk-Talk,
Sky, Tesco, …
Market prices will continue to drop (£14.99 to become
the norm)
Main operational
objective
Accelerate DSL’s customers
migration to ULL
Main
challenges …
… and
opportunities
Capitalize in VoIP offering
Main line vs second line
Quality
Launch of TV over DSL
Positive impact on ARPU and loyalty
Leveraging rebranding to increase market share
Exploit cross-selling opportunities with Orange
Leverage off speed advantage of ULL

2006 - Spain / Personal
Market Leadership in Spain integrated business model
Leverage Amena’s strong position on consumer postpaid
and SoHo and indirect channel capability
Increase value of prepaid base (segmented offers)
Leverage rebranding Amena into Orange
Reduce churn through loyalty and retention efforts
Main operational
objective
Increase net adds market share
Main
challenges …
… and
opportunities
High level of competition…
Impact of number portability
Introduction of MVNO’s, Xfera to be seen
… and adverse regulatory environment …
Cut on Voice Termination Rate impact (-10%)

2006 – Spain / Home
Worsened  competitive environment …
Price erosion driven by consolidation among fixed
alternatives (T-Online/Albura, Tele2/Comunitel, Cable
operators)
Incumbent pushing triple-play
Unbundling practices by the incumbent still below
European standards
Main operational
objective
Increase DSL market share
and global customer base
Main
challenges …
… and
opportunities
Take advantage of the broadband market growth
(30% forecasted)
France Telecom Spain is the most relevant alternative
operator
Focus on ULL strategy
Launch innovative services
IPTV and VOD
ADSL2+: the largest coverage among altnets
Improve profitability as an integrated business
Capture the synergies of the merger with Amena

2006 – Poland / Personal
High level of competition
4th operator operational in 2H06
Regulatory environment
Successful rebranding of Centertel into Orange
Confirm leadership on wireless broadband thanks to Edge /
Wifi coverage competitive advantage and 3G roll-out
Launch and extension of innovative content propositions
(music, video, TV) and convergent products (Voice mail,
Business Everywhere)
Main operational
objective
Orange to become volume and value
market leader
Strong growth in customer base:
More than 11.5 million customers
Main
challenges …
… and
opportunities

2006 – Poland / Home
Competitive pressure
Wimax, VoIP
Fixed to mobile substitution
Regulatory pressure
Accelerate ADSL access penetration
Capitalizing on Poland’s relatively low
broadband penetration
Introducing innovative and convergent products
(Livebox, VoIP, TV over DSL, VOD, Business
Everywhere)
Main operational
objective
More than 1.6m broadband
customers by the end of 2006
Main
challenges …
… and
opportunities

2006 - ROW / Personal
Unfavourable cut on Voice Termination Rate impact
Increasing competition in all European markets
Switzerland, Belgium, Netherlands, Romania
Maintain market leadership in Central European
markets and grow market share in maturing Western
European markets
3G launch in the Netherlands, Romania and Slovakia
Improved distribution channel in Europe
Emerging markets to become the main growth driver
Main
challenges …
… and
opportunities
Main operational
objective
Maintain growth and profitability

2006 – ROW / Home
Emerging countries
Increase in competition in major countries
(Ivory Coast, Jordan, …)
Emerging countries
Deploy adapted services (prepaid voice in Ivory
Coast and Senegal)
Take the benefit of convergence & integration
Continue fixed broadband roll-out (Senegal)
Main
challenges …
… and
opportunities
Main operational
objective
Continue to leverage strong
emerging markets
growth potential

2006 - Enterprise
Traditional voice access decline partially offset by data access growth as a result of IP migrations in France
Pressure on data ARPA, restricted by increased bandwidth and more value-added services in France
Continued regulatory pressure with fixed to mobile tarification cut in
France in January 2006
Innovative roadmap on IP transformation
Development of Abundance offers in France
Push of voice/date/mobile convergence offers in Europe
(Business Livebox)
Mobility solutions – Business
Everywhere:
extension of footprint
and associated technologies
Consolidation of our customers loyalty through integrated
customer support
Leverage on IT and Telecom convergence to push outsourcing,
professional services and IT services
Main
challenges …
… and
opportunities
Main operational
objective
Confirm our leadership in IP
transformation by providing new
convergence and IT services

Main country objectives for 2006
France
UK
Spain
Poland
Improve cost structure, enhance commercial strength
and launch innovative services
Leverage rebranding and convergence to face
increased competitive mobile and broadband
markets
Successfully manage integration
Implementing Integrated Operator Strategy

2006: guidance
As released on January 11th, 2006
7 bn Euros
Above 7% actual growth* Revenues
Between - 1 and - 2 points related
to revenues
G.O.M rate
Around 13% of revenues Capex
Organic
Cash Flow
* Around + 2% on a comparable basis

71 Delivering NExT Introduction Transform France Telecom to deliver NExT 2005 results and 2006 trends Use of cash and conclusion

Roadmap for delivering NExT
Execution risk under control
Transformation teams, strategic marketing, streamlined
management team and financial tracking of 2006 budget
Clear financial objectives
2006 guidance confirmed
2007-2008 outlook to support sustainable organic cash
generation
Towards the leading Telecommunication services
company in Europe

Use of cash policy
Debt reduction
target maintained
Strong increase in
shareholders
remuneration
External
Growth
Debt / EBITDA ratio below 2 by the end of  2008
Very selective and cautious strategy for acquisition policy
France Telecom will examine opportunities in fast growing
countries
EUR1 confirmed for the 2005 dividend paid in 2006
Distribution target for the coming years: between 40% and 45%
of organic cash flow.
Dividend per share for financial year 2006 paid in 2007:
indication of EUR1.2
Very selective use of France Telecom shares

Respecting  multi-year financial trajectory
NExT:
Strong assets to keep lead
A strategic vision: convergence and integration
A “Product factory” for the right offer at the right time
A strong and unique commercial brand
A solid international footprint to leverage on growing markets
A state of the art integrated network
Strong positions (ADSL, Mobile Broadband, Livebox)
A TV content strategy on all our networks

Appendix

FY05: revenues by segment
Statutory figures
* See glossary
FY04 FY04 PF* FY05
Total Group 46,158 47,841 49,038
Total Personal 20,564 21,913 23,535
Personal - France 8,365 9,217 9,773
Personal - UK 5,833 5,786 5,832
Personal Spain 496 536
Personal - Poland 1,247 1,402 1,598
Personal - Rest of World 5,290 5,170 5,991
Eliminations -171 -159 -195
Total Home 22,440 22,800 22,534
Home - France 18,002 17,914 17,718
ow consumer services 9,886 9,776 9,677
ow carrier services 5,577 5,591 5,504
ow Other Home revenues in France 2,539 2,547 2,537
Home - Poland 3,011 3,380 3,141
Home - Rest of the World 1,584 1,671 1,837
Eliminations -157 -164 -162
Total Enterprise 8,235 8,227 7,785
Directories 978 1,001 1,061
Eliminations -6,059 -6,100 -5,877
Euro millions

Statutory figures
FY05: G.O.M. by segment
* See glossary
FY04 FY04 PF* FY05
Total Group 17,923 18,264 18,416
Total Personal 8,076 8,225 8,471
Personal - France 3,682 3,702 3,636
Personal - UK 1,843 1,859 1,651
Personal - Spain 116 109
Personal - Poland 464 522 604
Personal - Rest of World 1,980 2,026 2,471
Total Home 7,400 7,602 7,538
Total Enterprise 2,039 2,024 1,949
Directories 407 413 463
Euro millions
0

CAPEX analysis
Evolution of group Capex, m euros
1 ,929
1, 403
1, 173
1, 891
9.9%
16.2%
11.4%
14.7%
Q304 Q404 Q305 Q405
+ 526
2H05 benefited from a
better phasing than in 2004
IT & N Capex = 4.8 Bn euros
•
of which 3.6 Bn euros of
Network capex
•
of which 1.15Bn euros of
IT capex
Actual figures
Capex as % of revenues
+ 718

FY 05 G.O.M rate Personal
Personal France
Personal Poland Personal ROW
Personal UK
44,0%
40,2%
63,7%
58,5%
39,8%
58,3%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
31,6%
32,1%
28,3%
60,9%
61,5% 61,4%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
37,2% 37,2% 37,8%
67,0% 67,0%
63,1%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
37,5%
39,2%
41,2%
57,0%
58,4%
59,8%
FY04 FY04 PF* FY05
GOM GOM pre-commercial expenses
** GOM before Management and brand fees FY04 &,FY04PF*:
34.5%, FY05: 30.5%
**
Before the impact of the EUR256m fine – Including this fine,
FY05 GOM was 37.2%, and FY05 GOM pre-commercial
expenses was 55.7%
* See glossary
**
**
**
**
**

Personal France
Revenues: €9,773m / + 6.0% pro-forma** / + 7.4% excluding CTR* cut
* Call Termination Rate - ** See glossary - *** 3G+Edge - **** +0.6% yoy excluding CTR cut
ARPU** (Euros)
-0.9%****
428** 424
592 577
188 179
FY04 FY05
Contract Prepay
Mobile Broadband Customers*** (000)
9
52
182
424
1,040
4Q04 1Q05 2Q05 3Q05 4Q05
Voice AUPU (minutes)
175
173
172
169
168
164
161
156
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
Voice AUPU in mn
Customer base** (000)
39.4% 38.2%
60.6% 61.8%
FY04 FY05
Prepay Contracts
22,430
21,241
+5.6%

Personal UK
Revenues: €5,832m / +0.8% pro-forma** / + 5.1% excluding CTR* cut
* Call Termination rate - **See glossary, Annual Rolling IFRS ARPU estimated - *** +0.3% yoy excluding CTR cut
580
563
123
110
FY04 FY05
Contract Prepay
ARPU** (£)
Customer base** (000)
66,9%
66,5%
33,1% 33,5%
FY04 FY05
Prepay Contracts
14,858**
14,221
+4.5%
Non Voice Revenues (% of network revenues)
19.7%
19.1%
19.4%
17.2%
16.9%
17.2%
18.8%
19.3%
1Q 04 2Q 04 3Q 04 4Q 04 1Q 05 2Q 05 3Q 05 4Q05
Net additions** (000)
258
5
15
4
77
108 110
17
36
343
4Q04 1Q05 2Q05 3Q05 4Q05
Prepaid net adds Contract net adds
-4.0% ***
274**
263

Personal Spain
Revenues: €536m* / + 8.0% pro-forma*** / + 11.2% excluding CTR** cut
* 2-months - ** Call Termination rate  - *** See glossary
Customer base** (000)
51.5%
54.0%
48.5%
46.0%
FY04 FY05
Prepay Contracts
10,301**
9,275
+11.1%
Churn rate (%)
23.8%
24.8%
25.0%
25.5%
25.8%
25.2%
24.8%
24.4%
24.1%
23.1%
21.9%
24.0%
23.0%
22.4%
22.4%
21.5%
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
Total churn rate Contract churn rate
Voice AUPU (minutes)
120
116
112
108
106
105
105
104
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05
Voice AUPU in mn

Personal Poland
Revenues: €1,598m / + 28.1% Actual / + 13.9% pro-forma*
* See glossary
Penetration rate & market share
76.7%
71.6%
68.2%
64.3%
60.3%
33.9%
33.4%
33.1%
32.6%
32.2%
4Q04 1Q05 2Q05 3Q05 4Q05
penetration market share
Customer base* (000)
59.3%
56.5%
40.7%
43.5%
FY04 FY05
Prepay Contracts
9,919
7,440
+33.3%

Personal ROW
Revenues: €5,991m / +13.3% Actual / + 15.9% pro-forma*
* See glossary
Customer base (000)*
2 846
4 569
1 137
4 938
1 701
2 861
2 361
2 913
6 618
1 249
6 823
1 914
4 771
2 519
Belgium Africa / Others Switzerland Romania Netherlands Egypt Slovakia
FY 04PF* FY 05
+44.9%
+2.4%
+38.2%
+66.7%
+9.8%
+12.5%
Revenues*
826 828
625
587
461
498
876 870
635
539
556
1, 345
1, 063
1, 453
Belgium Africa / Others Switzerland Romania Netherlands Egypt Slovakia
FY 04PF* FY 05
+28.6%
+39.2%
+8.0%
+11.5%
+5.8%
+8.3%
+6.7%
+16.9%
Euro millions

Home France
Revenues: €17,718m / -1.6% actual / -1.1% pro-forma*
Euro millions
9,776
9,677
5,591
5,504
2,547
2,537
FY04 PF* FY05
17,914
Other Services -0.4%
Carrier Services
-1.6%
Consumer Serv. -1.0%
% FY05
PF*
17,718
Total -1.1%
-0.1%
-1.3%
-2.1%
% FY05
actual
-1.6%
* See glossary

Home France: Consumer Services ARPU*
* See glossary
12.8
12.6
12.4
12.1 12.2
9.5 9.9 10.8
10.5 10.1
4.7
4.4
3.9
4.0 4.3
End of Dec. 04 End of March 05 End of June 05 End of Sept. 05 End of Dec 05
Subscription fees Calling services On-line & Internet Services
26.9
26.7
26.8 26.9
27.0
Euros

Home France:
Consumer Service - Subscription fees revenues: +4.2% pf* in FY05
* See glossary
26.9
27.1
27.2
27.4 27.5
4Q04 1Q05 2Q05 3Q05 4Q05
Total number of lines (including full unbundled lines)
Nb of lines excluding full unbundled lines
27.6 27.6 27.5
27.4
27.5
Number of lines (in millions)
9.2
9.5
9.8
10.1
10.4
4Q04 1Q05 2Q05 3Q05 4Q05
Number of access
related services (in millions)

Home France:
Consumer Services - Calling Services revenues: -13.2% pf* in FY05
Consumer - Voice Market Share (PSTN)
69.5% 69.8%
70.1%
70.9%
73.3%
58.7%
58.8%
57.9%
58.1%
59.4%
4Q04 1Q05 2Q05 3Q05 4Q05
Packages in % of total customers
46.8%
43.6%
43.5%
42.4%
42.5%
4Q04 1Q05 2Q05 3Q05 4Q05
Local
LD
* See glossary

Home France:
Consumer Services - On Line Services revenues: +18.6% pf* in FY05
* See glossary
France Telecom VoIP customers (000)
830
484
150
245
326
4Q 04 1Q 05 2Q05 3Q05 4Q05
49%
46.3%
56.3%
48.1%
43.7%
47.6%
46.5%
46.8% 46.9% 47.5%
4Q04 1Q05 2Q05 3Q05 4Q05
Net adds MS Market Share
ADSL market share and net adds*
182
363
569
194
211
1,559
234
416
990
627
4Q04 1Q05 2Q05 3Q05 4Q05
Livebox net adds Livebox
Number of Livebox (000)

Home France
Carrier Services revenues:
€5,504m / -1.3% actual –1.6% pf*
Carrier services
Domestic
Others
* See glossary
5,504
5,591
-199
-92
45
159
2004 PF Domestic
Interconnection &
Unbundling & IP
ADSL
Services to
Operators
Fixed to Mobile Other Revenues 2005
Euro million

Home ROW
Revenues:
€1,837m / +16.0% actual / +9.9% pro-forma
***
* Annual rolling ARPU, ** internet (Narrowband  + Broadband) subscribers, *** see glossary
8.2
10.6
10.9
9.2
16.3
13.6
UK** Spain** Netherlands
FY04 FY05
Overall European ARPUs * (in euros) European Broadband customers (000s)
569
379
454
906
563
506
UK Spain Netherlands
FY04 FY05

Enterprise –
Progress on Business Transformation
in 2005
Full IP solution for Airbus in
France & UK
Darty : first Business Talk IP
reference
BearingPoint : provision of
all services and support for
full IPT solution
Equant positioned in
Gartner Magic Quadrant for
Global Network Service
Providers 2005 based on its
« ability to execute » and
« completeness of vision »
Marsh / Mercer GNS :
consulting and
professional services for
global MPLS network
STMicroelectronics :
multi-year outsourcing
contract including data,
fixed & mobile voice,
service management
Portfolio
Transformation
Contracts Wins
Industry
Recognitions
Integrated fixed-mobile
voice offers in France with
Business Talk IP, Business
Talk IP PBX, Business
Pack Internet and
Business Pack IP Centrex
Extension of Business
Everywhere for PDAs in
France
Launch of Business
Everywhere in Poland &
UK, and on a worldwide
basis for MNCs
BEW awarded “Best New
Service” at the annual
World Communication
Award
ICT Services
& Outsourcing
IP
Convergence
Oléane Back up on-line,
automatic and fully
secured solution
specifically dedicated to
SMEs
Hosted applications in
France: launch of Hosted
Exchange dedicated to
SMEs and Application
Management solution
Mobility
Equant rated by several
analysts firms among
leaders in European
Communication
Outsourcers
Contract with Metsäliitto
Group to support more than
3 500 group’s mobile and
home office users in nearly
30 countries

Euros millions
-432 -471
2,695
2,965
3,245
3,350
2,317
2,345
2004 PF* 2005
8,227 7,785
Eliminations
-1.2% -1.2%
Business Networks
in France + Other Bus.
Serv. In France
-3.1%
Fixed line
Telephony in France
-9.1%
% FY05
PF*
Enterprise:
Revenues: €7,785m/ -5.5% actual / -5.4% pro-forma*
Total -5.4%
-3.3%
-9.1%
% FY05
actual
-5.5%
Global Services
* See glossary

Enterprise
On-going transformation of the business model
Access growth in volume – France
2005/2004 (End of Period)
Migration towards DSL support in France (EoP)
785
841
2004 PF* 2005
Outsourcing
Total Enterprise revenues
+19%
2005 vs 2004 PF*
Total Enterprise Services Revenues
(million euros)
+7%
Excluding Global Services Equipment Sales, Total Enterprise
Services Revenues up 10% in 2005 vs 2004 PF*
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
BEW End users Oléane access IPVPN access (excl.
Oléane)
27% yoy
22% yoy
81% yoy
* See glossary
51%
67%
49%
33%
2004 2005
DSL LL

308,0
339,6
31 December 2004 31 December 2005
Directories Revenues
€1,061m / +8.5% actual / +6.0% pro-forma*
PagesJaunes.fr audience (m of visits)**
Number of Internet advertisers  (000s) –
PagesJaunes.fr ***
383,1
538,4
2004 2005
+10%
+41%
* See glossary - **Source: Cybermétrie – Médiamétrie / eStat  - ***Source: Nielsen//Netratings – Home & Work – Dec. 2005

Non labour costs
External purchases
commercial expenses*, m euros
Focus on growth:
- commercial expenses account for
29.9% of total non labour costs
85% of commercial expenses relates
to Personal and 30% to Personal UK
13,661 14,759 15,349
FY04 FY04 PF* FY05
Other non labour costs in % of
revenues:
- from 30.9% in 2004 pro forma* to
31.3% in 2005
Other non labour costs, m euros
+4.0%
* See glossary
6,511
5,910
5,724
13,3%
12,4%
FY04 FY04 PF* FY05
commercial expenses % of sales

8,762 8,908 8,850
FY04 FY04 PF* FY05
Labour costs
* See glossary
Labour costs*, m euros
Headcounts, end of period
-1.6%
209,302
203008
Headcounts trends:
(end of period) -3.0% yoy pro forma*
-1.7% yoy
FT SA: -0.3% yoy pro forma*
France: -1.5% yoy pro forma*
International: -3.4% yoy pro forma*
Volume effect: -3.8%
Headcounts, FTE -7,739
Mix effect: +0.8%
Price effect: +1.4%
Total effect: -1.6%
107,836 107,847
104,661
FY04 FY04 PF* FY05
FTSA French Subsidiaries International
206,485

98 Exchange rates Actual 4Q05 2006 forecasts USD 1.19 1.25 GBP 0.68 0.69 PLN 3.91 4.00 1€ =

Glossary (1)
Contributive Consolidated
Revenues:
consolidated revenues excluding intra-group transactions
Pro forma
figures:
figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period
Market Share of fixed line telephony in
France:
calculation based on traffic on the network or interconnected to the network of
France Telecom
ADSL activated lines : All ADSL lines in service by end of period including unbundled lines : "Ma Ligne ADSL" lines sold directly to the subscriber whatever his ISP + "IP ADSL" (option 5) and "ADSL Connect ATM" (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + "Turbo DSL" lines specifically dedicated to large business accounts for their data transmission services + "Ma ligne TV" lines (TV through ADSL) and MaLigne Visio (visiophony through ADSL)
when sold without internet access.
Network Revenues for mobile
services:
include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.
Mobile
ARPU:
Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the
12 month period.
Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services and exclude revenues from MVNO. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Since January 1rst 2005, Orange France (mainland), as the other French mobile operators, exited from the Bill & Keep system. The discontinuing use of the B&K system leads to an increase in Orange France ‘revenues, that receives revenues from other French mobile network operators for voice calls from their networks that terminate on Orange
France’s mainland network as in some other market, in particular the United Kingdom.
Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
« HOME France Usage » ARPU : is calculated by dividing the average of the « Home Usage » monthly revenues, for the last twelve months period, by the weighted average customer base for the last twelve months period. The weighted average customer base, for the last twelve months period, is the average of the monthly average customer bases, which is calculated as the sum of the opening and closing customer bases for the month divided by two.

Glossary (2)
Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming and exclude traffic from MVNOs) for the 12 previous months divided by the weighted average number of
Orange Group's customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis
Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Personal UK and Personal France in the following ways:
For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.
For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Glossary (3)
Gross operating margin (GOM): Revenues minus external purchases, operating costs (net of operating income) and wages and payroll expenses (labour costs). Labour costs presented in
GOM do not include employee profit sharing and share-based payment.
Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licences.
Opex: includes external purchases, operating costs (net of operating income) and labour costs.
Labour Costs: Labour costs presented in GOM do not include employee profit sharing and share-based payment, and corresponds to the wages and payroll expenses only.
Commercial
expenses:
external purchases including purchases of handsets and other sold products, distribution commissions, advertising, promotion, sponsoring and brand change
Operating working capital requirement: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production)
Sourcing: implementation of a new purchasing policy at group level
FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities
FCF excluding asset disposals: net cash provided by operating activities, less net cash used in investing activities, less asset disposals. FCF does not take into account investment of cash in short term marketable securities.
Organic CF: net cash provided by operating activities, less net cash used in investing activities, less asset disposals and less disposals of financial assets. It also corresponds to Net
Cash Provided by Activities, less purchase of Tangible and Intangible Assets, and less
Proceeds of Sales of Tangible and Intangible Assets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 14, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information